10026609

UNITED STATES
[S]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 1 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
W.H. Mell Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Ave.
(No. and Street)

Summit	New Jersey	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Bradley Mell — (908) 273-4550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$ 811,360	$ 840,630
Deposit with clearing broker	100,000	100,000
Securities owned - trading	11,092,121	9,161,482
Investment in subsidiary	26,470	74,488
Interest receivable	246,805	300,711
Fixed assets, net of accumulated depreciation	110,106	50,469
Security deposits	6,563	6,563
Other assets	46,510	19,551
	$ 12,439,935	$ 10,553,894

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2009	December 31, 2008
LIABILITIES:		
Payable to clearing broker	$ 9,219,092	$ 7,032,964
Securities sold, not yet purchased	49,477	69,632
Notes payable - employee	250,000	250,000
Accounts payable and other accrued expenses	955,730	1,241,919
Total Liabilities	10,474,299	8,594,515
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,067,425	1,061,168
Total Stockholder's Equity	1,965,636	1,959,379
	$ 12,439,935	$ 10,553,894